                                                                    EXHIBIT 99.1

Cox Communications PCS, L.P. and Subsidiaries

Consolidated Financial Statements for the Years Ended
December 31, 1998, 1997, and 1996 and
Independent Auditors' Report

COX COMMUNICATIONS PCS, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
---------------------------------------------------------------------------------
Years Ended December 31,                        1998          1997          1996
---------------------------------------------------------------------------------
Net Operating Revenues                     $   128,319    $   37,366    $     692
---------------------------------------------------------------------------------
Operating Expenses
      Costs of services and products           147,293        93,512        4,397
      Selling, general and administrative      217,329       136,924       55,169
      Depreciation and amortization             68,449        29,591        1,997
---------------------------------------------------------------------------------
      Total operating expenses                 433,071       260,027       61,563
---------------------------------------------------------------------------------
Operating Loss                                (304,752)     (222,661)     (60,871)

Interest expense                               (31,096)       (6,213)           -
Other income, net                                4,379         2,207          114
---------------------------------------------------------------------------------
Net Loss                                   $  (331,469)  $  (226,667)  $  (60,757)
                                         ----------------------------------------



         See accompanying Notes to Consolidated Financial Statements.

COX COMMUNICATIONS PCS, L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)
--------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                          1998              1997
--------------------------------------------------------------------------------------------------------------------------------
Assets
 Current assets
   Cash and equivalents                                                                         $     43,551    $    41,516
   Accounts receivable, net of allowance for doubtful accounts of $3,281 and $663                     26,270         16,608
   Receivable from affiliates                                                                              -            203
   Inventories                                                                                        10,028          9,672
   Prepaid expenses                                                                                    2,624          1,482
---------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                               82,473         69,481

 Property, plant and equipment
   Network equipment                                                                                 391,598        239,873
   Construction work in progress                                                                     107,077         81,785
   Buildings and leasehold improvements                                                               72,477         49,631
   Other                                                                                              45,623         15,195
---------------------------------------------------------------------------------------------------------------------------
   Total property, plant and equipment                                                               616,775        386,484
   Accumulated depreciation                                                                          (80,184)       (27,405)
---------------------------------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                                                 536,591        359,079

 Intangible assets
   PCS license                                                                                       251,919        251,919
   Microwave relocation costs                                                                         24,367         24,807
 ---------------------------------------------------------------------------------------------------------------------------
   Total intangible assets                                                                           276,286        276,726
   Accumulated amortization                                                                           (7,622)        (2,096)
---------------------------------------------------------------------------------------------------------------------------
   Net intangible assets                                                                             268,664        274,630
 Other                                                                                                    85            107
---------------------------------------------------------------------------------------------------------------------------
 Total                                                                                          $    887,813    $   703,297
                                                                                                ===========================
Liabilities and Partners' Capital
 Current liabilities
   Current maturities of long-term debt                                                          $  82,715      $  57,650
   Accounts payable                                                                                 17,676         31,638
   Construction obligations                                                                         41,583         39,861
   Payable to affiliates                                                                            26,877         16,809
   Accrued advertising                                                                              13,511            695
   Accrued payroll                                                                                  12,253          3,951
   Accrued expenses and other current liabilities                                                   26,658         11,830
--------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                        221,273       162,434
 Long-term debt                                                                                     616,554       194,269
 Limited partner interest in consolidated subsidiary                                                  2,450         2,450
 Other                                                                                                1,082             -
 Partners' capital and accumulated deficit
   Partners' capital                                                                                671,301        637,522
   Accumulated deficit                                                                             (624,847)      (293,378)
--------------------------------------------------------------------------------------------------------------------------
   Partners' capital and accumulated deficit                                                         46,454        344,144
--------------------------------------------------------------------------------------------------------------------------
 Total                                                                                          $   887,813     $  703,297
                                                                                                ==========================

         See accompanying Notes to Consolidated Financial Statements.

COX COMMUNICATIONS PCS, L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                              1998          1997          1996
------------------------------------------------------------------------------------------------------------------------
Cash Flow from Operating Activities
Net loss                                                                          $ (331,469)   $ (226,667)   $  (60,757)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
  Depreciation and amortization                                                       68,449        29,591         1,997
  Changes in assets and liabilities:
   Receivables                                                                        (9,459)        4,855        11,365
   Inventories                                                                          (356)       (7,753)       (1,919)
   Prepaid expenses and other assets                                                  (1,120)         (304)       (1,078)
   Accounts payable and other current liabilities                                     33,774       (16,770)       23,884
   Other noncurrent liabilities                                                        1,082             -             -
------------------------------------------------------------------------------------------------------------------------
Net cash used by operating activities                                               (239,099)     (217,048)      (26,508)
------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities

Capital expenditures                                                                (239,995)     (189,460)     (107,173)
------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                               (239,995)     (189,460)     (107,173)
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Advances from parent                                                                       -             -       129,184
Receivable from partner                                                                    -             -        (2,450)
Repayment of advances from parent                                                          -             -      (159,866)
Proceeds from issuance of long-term debt                                             505,000       147,000             -
Payments on long-term debt                                                           (57,650)            -             -
Partner capital contributions                                                         33,779       299,232       167,819
------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                            481,129       446,232       134,687
------------------------------------------------------------------------------------------------------------------------
Increase in Cash and Equivalents                                                       2,035        39,724         1,006
Cash and Equivalents, Beginning of Year                                               41,516         1,792           786
                                                                                  ----------    ----------    ----------
Cash and Equivalents, End of Year                                                 $   43,551    $   41,516    $    1,792
                                                                                  ======================================




         See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1.  Organization
--------------------------------------------------------------------------------

Cox Communications PCS, L.P. (Cox PCS) is a limited partnership formed by Cox Pioneer Partnership (CPP) and Sprint Spectrum Holding Company, L.P. (Holdings). Cox PCS is consolidated with its wholly owned subsidiaries, Cox PCS License, L.L.C. and Cox PCS Assets, L.L.C. (the Special Purpose Subsidiaries), and its majority-owned subsidiary PCS Leasing Co., L.P., (LeasingCo). Holdings holds the minority limited partnership interest in LeasingCo at year-end 1998 and 1997. At year-end 1996, Cox PCS purchased all the assets and assumed all the liabilities of Cox California PCS, Inc. (Cox California). For purposes of these consolidated financial statements, this transaction has been treated as a transaction between entities under common control and accounted for in a manner similar to a pooling of interests.

At year-end 1996, Holdings acquired a 49% limited partner interest in Cox PCS. CPP held a 50.5% general and a 0.5% limited partner interest and was the general and managing partner. Holdings increased its ownership in Cox PCS to 59.2% through an additional capital contribution of approximately $81 million and became managing partner upon FCC approval in June 1998.


Basis of Presentation

The financial statements include the consolidated results of operations, cash flows and financial position of Cox PCS. The assets, liabilities, results of operations and cash flows of entities in which Cox PCS has a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

Cox PCS' consolidated financial statements are prepared using generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or partners' capital as previously reported.

--------------------------------------------------------------------------------
2.   Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Revenue Recognition

Cox PCS recognizes operating revenues as services are rendered or as products are delivered to customers. Cox PCS records operating revenues net of an estimate for uncollectible accounts.


Income Taxes

Cox PCS has not provided for federal or state income taxes since such taxes are the responsibility of CPP and Holdings.


Cash and Equivalents

Cash equivalents generally include highly liquid investments with original maturities of three months or less. They are stated at cost, which approximates market value.


Inventories

Inventories are stated at the lower of cost (principally first-in, first-out method) or replacement value.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Generally, ordinary asset retirements and disposals are charged against accumulated depreciation with no gain or loss recognized. Property, plant and equipment is depreciated on a straight-line basis over estimated economic useful lives. Repair and maintenance costs are expensed as incurred.


Capitalized Interest

Interest costs associated with constructing capital assets are capitalized. Cox PCS had capitalized $49 million at year-end 1998, and $33 million at year-end 1997.


PCS License

CPP acquired a license from the Federal Communications Commission (FCC) to operate as a PCS service provider. In 1997, CPP contributed the license and the related debt to Cox PCS. Licenses are granted for up to 10-year terms with renewals for additional 10-year terms if license obligations are met. The license is recorded at cost and is amortized over 40 years when service begins in a specific geographic area. Accumulated amortization totaled $7 million at year-end 1998 and $2 million at year-end 1997.


Microwave Relocation Costs

Cox PCS has incurred costs related to microwave relocation in constructing the PCS network. Microwave relocation costs are being amortized over the remaining lives of the PCS licenses. Accumulated amortization for microwave relocation costs totaled $1 million at year-end 1998 and $0.5 million at year-end 1997.


Trademark Agreement

Sprint Corporation (Sprint) owns various trademarks and service marks utilized by Cox PCS. Sprint expects to apply for and develop trademarks, service marks and patents for the benefit of Cox PCS in the ordinary course of business. Sprint(R) is a registered trademark of Sprint and Sprint PCSSM is a registered service mark of Sprint, both of which are utilized by Cox PCS on a royalty-free basis under trademark license agreements.


Major Customer

Cox PCS markets its products through multiple distribution channels, including its own retail stores as well as other retail outlets. Equipment sales to one retail outlet exceeded 10% of net operating revenues in 1998 and 1997.


--------------------------------------------------------------------------------
3.  Employee Benefit Plans
--------------------------------------------------------------------------------

Defined Contribution and Profit Sharing Plans

Cox PCS sponsored a savings and investment plan (Cox PCS Plan) for certain employees. Cox PCS matched contributions equal to 75% of the contribution of each participant, up to the first 4.5% the employee elected to contribute. Expense under the Cox PCS Plan approximated $1 million in both 1998 and 1997. Effective January, 1999, Cox PCS employees began making contributions to the defined contribution plan available to Sprint Corporation (Sprint) employees. The existing assets of the Cox PCS Plan were rolled over to that defined contribution plan in early 1999.

Defined Benefit Pension Plan

Effective January 1999, Cox PCS employees were also eligible to participate in Sprint's pension and postretirement plans.
--------------------------------------------------------------------------------
4.  Long-term Debt
--------------------------------------------------------------------------------
Long term debt consists of the following as of December 31, 1998 and 1997:

                                                               Maturing            1998           1997
                                                             ------------     --------------    ---------
                                                                              (in thousands)
Term credit facilities
   7.5% to 7.9%                                              2006 to 2007      $   400,000      $        -

Revolving credit facilities
   Variable rates                                                    2006          105,000               -

Due to FCC
   7.75%                                                             2001          194,269         251,919
                                                                               -----------      ----------

Total Debt                                                                         699,269         251,919

Less:  current maturities                                                           82,715          57,650
                                                                               -----------      ----------

Long-term debt                                                                 $   616,554      $  194,269
                                                                               ===========      ==========


Cox PCS' long-term debt maturities, during each of the next five years are as follows:
                 ----------------------------------------
                                           (in thousands)
                      1999                   $ 82,715
                      2000                     89,774
                      2001                     24,279
                      2002                      1,000
                      2003                     62,000
                 ----------------------------------------


Cox PCS licenses and property, plant and equipment totaling $757 million is pledged as security for certain notes. Cox PCS has complied with all restrictive or financial covenants relating to its debt arrangements at year-end 1998.


Revolving Credit Facilities

At year-end 1998, available revolving credit facilities with banks totaled $400 million and Cox PCS had borrowed $105 million at a weighted average interest rate of 7.6%. The facility can be expanded to $750 million if Cox PCS meets certain eligibility requirements and with lender approval. Availability will be reduced beginning in January 2002 and expires in 2007. Borrowings under the term loans had a weighted average interest rate of 7.7% at year-end 1998.


Fair Value

The estimated fair value of Cox PCS' long-term debt was $708 million at year-end 1998 and $252 million at year-end 1997.

--------------------------------------------------------------------------------
5.  Equity
--------------------------------------------------------------------------------
Following is a reconciliation of Cox PCS' equity:

--------------------------------------------------------------------------------

                                                      Partners'       Accumulated
                                                      Capital          Deficit           Total
-----------------------------------------------------------------------------------------------
                                                               (in thousands)
Beginning 1996 balance                             $         -     $   (5,954)     $   (5,954)

Capital contributions                                  165,369              -         165,369

Net loss                                                     -        (60,757)        (60,757)
                                                   -----------     ----------      ----------

Ending 1996 balance                                    165,369        (66,711)         98,658

Capital contributions                                  472,067              -         472,067

Net loss                                                     -       (226,667)       (226,667)

Retirement of receivable from CPP against CPP's
 capital account                                       (66,625)             -         (66,625)


Contributions of amounts due to Cox California,
 converted to partners' capital
                                                        66,711              -          66,711
                                                   -----------     ----------      ----------


Ending 1997 balance                                    637,522       (293,378)        344,144

Capital contributions                                   33,779              -          33,779

Net loss                                                     -       (331,469)       (331,469)
                                                   -----------     ----------      ----------
Ending 1998 balance                                $   671,301     $ (624,847)     $   46,454
                                                   ===========     ==========      ==========

--------------------------------------------------------------------------------
6.  Additional Financial Information
--------------------------------------------------------------------------------

Supplemental Cash Flows Disclosure

Supplemental cash and non-cash financing and investing activities for Cox PCS included the following:

                                                                                   1998              1997
                                                                               ------------      ------------
                                                                                       (in thousands)
Interest paid, net of amounts capitalized                                         $ 33,350            2,538
Receivable from CPP retired against CPP's capital account
                                                                                        -            66,625
Payable to Cox California converted to partners' capital                                -            66,711
Contribution of PCS license by CPP and assumption of PCS license debt                   -
                                                                                                    251,919
Conversion of interest payments made by CPP to capital                                  -            24,405
Conversion of interim funding loans from CPP and related interest to                    -
 capital                                                                                            148,430


Cox PCS established a receivable from CPP for $67 million with the Cox California purchase transaction. The receivable related to capital contributions net of amounts due to CPP were assumed as part of the transaction. During 1997, the receivable was relieved and offset against partners' capital.

--------------------------------------------------------------------------------
7.  Commitments and Contingencies
--------------------------------------------------------------------------------

Litigation, Claims and Assessments

Various suits arising in the ordinary course of business are pending against Cox PCS. Cox PCS cannot predict the final outcome of these actions but believes they will not be material to its consolidated financial statements.

Operating Leases

Minimum rental commitments at year-end 1998 for all noncancelable operating leases, consisting mainly of leases for cell and switch sites and office space, are as follows:

      -------------------------------------
                             (in thousands)
      1999                   $      11,353
      2000                          10,201
      2001                           9,412
      2002                           6,287
      2003                           3,983
      Thereafter                    22,665
      -------------------------------------

Gross rental expense totaled $35 million in 1998, $21 million in 1997 and $5 million in 1996. The table excludes renewal options related to certain cell and switch site leases. These renewal options are generally for five-year terms and may be exercised from time to time.

--------------------------------------------------------------------------------
8.  Related Party Transactions
--------------------------------------------------------------------------------

Affiliation Agreement

Cox PCS has entered into an affiliation agreement with Holdings that provides for the payment of certain allocable costs and payment of affiliate fees. These costs totaled $34 million in 1998, $20 million in 1997 and $8 million in 1996 and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Of these total allocated costs, $5 million in 1998 and $2 million in 1997 were included in payables to affiliates in the consolidated balance sheets. In addition, Holdings purchased certain equipment, such as handsets, on behalf of Cox PCS. Payables to affiliates for handsets, subsidies and other equipment were $22 million in 1998 and $13 million in 1997.


Partnership Agreement

In June 1998, Holdings became the managing partner of Cox PCS. Under the partnership agreement, CPP has the right to require Holdings to purchase, under certain circumstances, all or part of CPP's interest in Cox PCS. CPP may require Holdings to acquire an additional 10.2% interest in Cox PCS per year through 2000. Beginning in 2001 through 2005, CPP may require Holdings to acquire up to all of its interest in Cox PCS. CPP has given Holdings notice to start the appraisal process related to a potential put of all or a portion of CPP's remaining partnership interest to Holdings.


Other Transactions

Cox PCS paid CPP or an affiliate of CPP $6 million in 1997 and had accrued an additional $2 million at year-end 1997 for services rendered, lease expenses incurred or commissions earned.